                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                           THE SPORTSMANS GUIDE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   848907 20 0
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                                 (CUSIP number)

                            KENNETH C. HOFFMAN, ESQ.
                             GREENBERG TRAURIG, P.A.
                        1221 BRICKELL AVENUE, SUITE 2200
                              MIAMI, FLORIDA 33131
                                  (305)579-0500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 30, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP NO. 848907 20 0                 SCHEDULE 13D
---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          E Com Ventures, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS* (See Instructions)

          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          a Florida corporation
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    258,900
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   258,900
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          258,900
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.45%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          CO
          ---------------------------------------------------------------------

(1) Bassed on a total of 4,747,810 shares of Common Stock outstanding as stated in the Issuer's 10-K dated March 28, 2000.

CUSIP NO. 848907 20 0                 SCHEDULE 13D
---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ilia Lekach
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS* (See Instructions)

          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    40,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     258,900
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   40,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               258,900
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          298,900
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.30%(1)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------

(1) Based on a total of 4,747,810 shares of Common Stock outstanding as stated in the Issuer's 10-K dated March 28, 2000.

CUSIP No. 848907 20 0              SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, $.01 par value, of The Sportsmans Guide, Inc., a Minnesota corporation. The principal executive office of the issuer of such securities is located at 411 Farewell Avenue, South St. Paul, Minnesota 55075.

ITEM 2.  IDENTITY AND BACKGROUND

         E Com Ventures, Inc. is a Florida corporation ("E Com"). The address of the E Com's principal office is 11701 N.W. 101 Road, Miami, Florida 33178.

         Ilia Lekach is the Chief Executive Officer of E Com. The address of his principal office is 11701 N.W. 101 Road, Miami, Florida 33178. Mr. Lekach is a citizen of the United States.

         During the past five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the past five years, none of the reporting persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Between March 6, 2000 and March 30, 2000, E Com purchased 258,900 shares of Common Stock (the "Common Stock") of The Sportsmans Guide, Inc. (the "Issuer") in the open market with general working capital.

ITEM 4. PURPOSE OF TRANSACTION

         E Com acquired the Common Stock in the open market for general investment purposes. E Com intends to acquire additional shares of the Issuer.

         Pursuant to the terms and subject to the conditions of a Letter of Intent, attached hereto as Exhibit A, E Com may acquire 550,000 shares of Common Stock and a warrant to acquire 110,000 shares of Common Stock of the Issuer. The Letter of Intent is subject to a number of conditions, many of which are beyond the control of the Issuer and E Com, including obtaining approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. There is no assurance that the transaction to purchase these shares will be consummated.

         E Com intends to review continuously their investment in the Issuer and may enter into strategic alliances to cross-market and cross-promote the entities. Depending on their evaluation of the Issuer's business and prospects and future developments, E Com, or other individuals or entities that may be deemed to be affiliates of E Com's, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.




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CUSIP No. 848907 20 0              SCHEDULE 13D


         Except as described in this Item 4, E Com has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                         Aggregate Number           Percentage
Beneficial Owner                         of Shares Owned             of Class
----------------                         ----------------           ----------
E Com                                       258,900                   5.45%(1)
Ilia Lekach                                 298,000                   6.30%(1)

         (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages.

         (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


         Exhibit A - Letter of Intent


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(1) Based on a total of 4,747,810 shares of Common Stock outstanding as stated
    in the Issuer's 10-K dated March 28, 2000.

CUSIP No. 848907 20 0              SCHEDULE 13D



                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    April 10, 2000
                                       -----------------------------------------
                                                       (Date)


                                       E COM VENTURES, INC.

                                       By:  /s/ Ilia Lekach
                                           -------------------------------------
                                           Ilia Lekach, Chief Executive Officer

                                            /s/ Ilia Lekach
                                       -----------------------------------------
                                                       Ilia Lekach


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

                                                                       EXHIBIT A

                                 MARCH 22, 2000


The Sportsman's Guide, Inc.
411 Farewell Avenue
South St. Paul, MN 55075


         RE:  LETTER OF INTENT

Dear Sir(s):

         The purpose of this letter is to set forth the proposed terms and conditions pursuant to which E COM VENTURES, INC. (hereinafter "ECOMV") will acquire five hundred fifty thousand (550,000) shares (hereinafter "the shares") of common stock of THE SPORTSMAN'S GUIDE, INC. (hereinafter "the Company"). The principal terms and conditions for the transaction will be as follows:

         1. Subject to the conditions set forth in paragraph 3 below, ECOMV will purchase five hundred fifty thousand (550,000) shares of authorized un-issued shares from the Company for three million three hundred thousand dollars ($3,300,000.00) cash at closing. The Company will cause these shares to be registered with the Securities and Exchange Commission within one hundred and twenty (120) days of issue at the Company's expense. In consideration of this transaction, the Company will issue ECOMV a warrant to purchase one hundred ten thousand (110,0000) shares of the common stock of the Company at an exercise price of six dollars and fifty cents ($6.50) per share (hereinafter "the Warrant"). The Warrant may be exercised at any time from the date of the issuance of the Warrant to ECOMV for a period of ten (10) years.

         2. The Company represents that the Company will take all appropriate action to ensure that the Company's shareholder rights plan, any provision contained in the bylaws of the Company and the Minnesota Business Corporation Act and/or any other provisions will not prohibit, restrict, or affect in any way the transaction referenced in paragraph 1 above.

         3. Conditions to closing. The closing of the transaction is subject to the following conditions:

                           (a) Satisfactory completion, in each of ECOMV's and the Company's discretion, of their customary in-depth due diligence which shall be completed by April 27, 2000.

                           (b) Required third party approvals, including clearance under the Hart-Scott-Rodino Act if applicable.

         4. Proposed timetable to closing. Closing on or before April 27, 2000.

         5. Exclusivity, No-Shop clause. From the date of this letter and the earlier of the closing, the termination of this letter or April 27, 2000, whichever occurs first, the Company shall not, directly or indirectly, take (nor shall the Company authorize or permit its officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents or affiliates, to take) any action to: (i) deviate from any standard business practice of the Company in relation to the selling of the Company's inventory (ii) solicit or initiate the submission of any proposal or offer to the Company or stockholders of the Company with respect to (x) merger, consolidation, tender offer (including a self tender), exchange offer, re-capitalization, liquidation or dissolution involving the Company, (y) any purchase of, or option to purchase, any securities (or securities convertible into equity securities) of the Company. Notwithstanding the forgoing, it shall not be a breach of this paragraph 5. if the Company's Board of Directors determines, in good faith, that such action is required for the Board of Directors to comply with its fiduciary duties as imposed by applicable law, provided that the Company shall pay ECOMV the $600,000 breakup fee if the conditions specified in paragraph 6.b. occur.


         6.       Break-up Fee.

                  (a) In the event either party terminates the transaction referenced in paragraph 1 above, the terminating party shall pay the other party six hundred thousand dollars ($600,000) (hereinafter "the break-up fee"). The break-up fee will apply if either party terminates the transaction due to a material misrepresentation of the other party. In the case of a material misrepresentation, the party making the material misrepresentation will pay the break-up fee to the other party.

                  (b) In the event that the Company breaches its obligations under paragraph 5 above, and the Company either (i) enters into an agreement for a transaction described in paragraph 5 or (ii) terminates this transaction, the Company shall pay ECOMV six hundred thousand dollars ($600,000).

                  (c) The payments provided for in this paragraph 6. shall be the sole and exclusive remedy of the non-breaching party for such breach.


         7. All items discussed between the parties, whether contained in this letter or in general conversations in connection with the transaction, including but not limited to all documents exchanged by the parties, shall remain confidential and will be released as necessary and only by mutual agreement of both parties.

         8. Press releases. All press releases in connection with this Letter of Intent and/or the subject matter of this Letter of Intent must be reviewed and agreed by both parties.

         9. In the event any litigation arises as a result of this Letter of Intent or any subsequent agreement(s) between the above named parties to this Letter of Intent, the prevailing party shall be entitled to reimbursement of all court costs and reasonable attorney's fees.


         In closing, we wish to emphasize that the Company is an enterprise whose operating and financial characteristics are very attractive to ECOMV and highly consistent with ECOMV'S heritage in investing in and building value in premier companies.




                                          Very truly yours,


                                          E COM VENTURES, INC.

                                          By: /s/ Ilia Lekach
                                              ----------------------------------
                                                  Ilia Lekach
                                                  Chairman


Accepted agreed to by:
THE SPORTSMAN'S GUIDE, INC.

By: /s/ Gary Olen
   --------------------------------

Name:  Gary Olen
     ------------------------------

Title: Chairman and CEO
      -----------------------------